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FEB 28 2022

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SEC FILE NUMBER
8-46943

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Cascade Investment Group, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

90 S. Cascade Avenue, Suite 1250
(No. and Street)

Colorado Springs, CO 80903
(City) (State) (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Robert Wrubel 719-632-0818 rwrubel@ciginc.net
(Name) (Area Code – Telephone Number) (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Haynie + Company
(Name – if individual, state last, first, and middle name)

1785 West 2320 South, Salt Lake City, UT 84119
(Address) (City) (State) (Zip Code)

10/20/2003 457
(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

CASCADE INVESTMENT GROUP, INC.

REPORT PURSUANT TO RULE 17a-5

FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2021

OATH OR AFFIRMATION

I, Robert Wrubel, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Cascade Investment Group, Inc., as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Dana M. Capozzella

DANA M. CAPOZZELLA
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20004032642
MY COMMISSION EXPIRES JANUARY 2, 2025

Notary Public

Signature: [signature]

Title: President

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Cascade Investment Group, Inc.
Table of Contents

Haynie & Company
Certified Public Accountants
& Management Consultants

1785 West 2320 South
Salt Lake City, UT 84119
801-972-4800
801-972-8941
www.HaynieCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Cascade Investment Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Cascade Investment Group, Inc. as of December 31, 2021, the related statements of income, changes in shareholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Cascade Investment Group, Inc. as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Cascade Investment Group, Inc.'s management. Our responsibility is to express an opinion on Cascade Investment Group, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Cascade Investment Group, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information, Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Schedule III – Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements Under Rule 15c-3, have been subjected to audit procedures performed in conjunction with the audit of Cascade Investment Group Inc.'s financial statements. The supplemental information is the responsibility of Cascade Investment Group, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Haynie & Company

Haynie & Company
Salt Lake City, Utah
February 24, 2022

We have served as Cascade Investment Group, Inc.'s auditor since 2021.

CASCADE INVESTMENT GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS	
CURRENT ASSETS	
Cash and cash equivalents	$ 241,557
Investments	163,570
Receivable from shareholder	504
Other assets	27,306
Cash held on deposit with clearing broker	25,000
Total current assets	457,937
PROPERTY AND EQUIPMENT	5,074
DEFERRED TAX ASSET, NET	123,800
RIGHT OF USE ASSET	22,637
TOTAL ASSETS	$ 609,448
LIABILITIES AND STOCKHOLDERS' EQUITY	
CURRENT LIABILITIES	
Accounts payable and accrued expenses	$ 19,403
Commissions payable	121,823
Office lease liability	23,609
TOTAL LIABILITES	164,835
STOCKHOLDERS' EQUITY	
Common stock, no par value, 5,000 shares authorized, 120 shares issued and outstanding	$ 601,923
Retained deficit	(157,310)
Total	444,613
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 609,448

The accompanying notes are an integral part of these financial statements.

CASCADE INVESTMENT GROUP, INC.
STATEMENT OF OPERATIONS
DECEMBER 31, 2021

REVENUES	
Asset management fees	$ 2,282,921
Commissions	150,334
Investment gain	14,571
Interest income	4,014
Other income	4,134
Total	2,455,974
EXPENSES	
Commissions	1,353,360
Penalties	125,000
Employee compensation and benefits	481,246
Occupancy	94,326
Clearance fees	68,307
Communications and data processing	159,817
Other operating expenses	268,877
Total	2,550,933
LOSS BEFORE PROVISION FOR INCOME TAXES	(94,959)
Provision for income taxes	26,000
NET LOSS	$ (120,959)

The accompanying notes are an integral part of these financial statements.

CASCADE INVESTMENT GROUP, INC.
STATEMENT OF SHAREHOLDERS' EQUITY
DECEMBER 31, 2021

	Common Stock			
	Number of shares	Amount	Retained Deficit	Total Stockholders Equity
Balance, January 1, 2021	120	$ 528,605	$ (36,351)	$ 492,254
Contributions by shareholders		193,318		193,318
Distributions to shareholders		(120,000)		(120,000)
Net loss			(120,959)	(120,959)
Balance, December 31, 2021	120	$ 601,923	$ (157,310)	$ 444,613

The accompanying notes are an integral part of these financial statements.

CASCADE INVESTMENT GROUP, INC.
STATEMENT OF CASH FLOWS
DECEMBER 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (120,959)
Adjustments to reconcile net loss to net cash used by operating activities:	
Net realized and unrealized gain on investment securities	(14,571)
Net proceeds from purchase and sale of investments	12,967
Purchases of investments	(876)
Deferred income taxes	24,200
Changes in assets and liabilities:	
Increase in other assets	(196)
Decrease in office lease liability	(55,473)
Decrease in right of use asset	54,330
Increase in accounts payable and accrued expenses	30,959
Net cash used by operating activities	(69,619)
CASH FLOWS FROM INVESTING ACTIVITIES	
Advance to shareholder	(504)
Purchase of property and equipment	(5,074)
Cash used by investing activities	(5,578)
CASH FLOWS FROM FINANCING ACTIVITIES	
Contributions by shareholders	193,318
Distributions to shareholders	(120,000)
Net cash provided by financing activities	73,318
NET DECREASE IN CASH	(1,879)
CASH AND CASH EQUIVALENTS, Beginning of year	243,436
CASH AND CASH EQUIAVALENTS, End of year	$ 241,557

SUPPLEMENTAL CASH FLOW INFORMATION

Income taxes	$ —
Interest	$ —

The accompanying notes are an integral part of these financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization — Cascade Investment Group, Inc. (the "Company"), is a Colorado corporation organized on September 16, 1993. The Company is a broker/dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company, in connection with its activities as a broker/dealer, is an introducing firm and is prohibited from receiving funds or securities from its customers; rather, the Company utilizes a clearing broker to perform the custodial functions. The Company maintains one office in Colorado Springs, Colorado.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ significantly from those estimates.

Income Taxes — In accordance with FASB ASC TOPIC 740 – "Income Taxes", the Company accounts for income taxes using the asset and liability method, under which deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The Company recognizes and measures its unrecognized tax benefits in accordance with ASC 740. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Revenue Recognition — The Company recognizes commissions and related clearing expenses on a trade-date basis as securities transactions occur.

The Company receives managed account fees at the beginning of each quarter from its clients based on the previous quarter's average daily value of the clients' accounts. Managed account fees are recorded as revenue as they are earned.

Leases — For leases with terms in excess of one year, the Company recognizes a right-of-use asset and corresponding liability based on the present value of minimum lease payments over the lease term, including non-lease components such as fixed common area maintenance costs and other fixed costs. The discount rate used in determining the present value of leases is the Company's incremental borrowing rate. The lease term includes options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. The right-of-use assets also include any prepaid lease payments and lease expense is recognized on a straight-line basis over the lease term if the right-of-use asset has not been impaired or abandoned.

Cash and Cash Equivalents — The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Receivables — The Company considers receivables to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectable, they will be expensed when that determination is made.

Property and Equipment — Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of assets which are 7 years for office equipment.

Concentrations of Credit Risk — The Company maintains all cash in bank accounts, which at times may exceed federally insured limits. The Company has not experienced a loss in such accounts.

Fair Value of Financial Instruments — The carrying value of cash, prepaid expenses, and accounts payable approximates fair value because of the short maturity of these items. Securities are reported at fair value based on quoted market prices.

Advertising Costs — Advertising costs are expensed as incurred. Advertising expense for December 31, 2021, was $13,788.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC uniform net capital rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021 the Company had net capital of $264,111, which was in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 53.47% at December 31, 2021.

3. REGULATORY PROVISIONS

The Company is exempt from Securities and Exchange Commission Rule 15c3-3 under the provisions of Section (k)(2)(ii) and, therefore, is not required to make the periodic computation for determination of reserve requirements or information relating to the possession and control requirements under Rule 15c3-3.

4. CLEARING AGREEMENT

The Company has an agreement with RBC Capital Markets ("RBC") under which RBC clears all securities transactions for the Company's customers and also performs all "back room" functions for the Company. These functions include, among other things, executing customer orders as they are transmitted to RBC, preparing and mailing transaction confirmations and customer statements directly to the Company's customers and performing all cashiering functions for customer accounts.

The Company receives commission and fee income from RBC based on the number and size of transactions. The Company pays all costs associated with transactions executed through RBC plus a "per transaction" fee based on the amount of business transacted during the month.

The agreement requires, and the Company maintains, a minimum cash deposit with RBC of $25,000.

The Company currently transacts all its brokerage business through RBC. Should RBC not fulfill its obligations under the agreement, the Company may be exposed to risk. The risk of default depends on RBC's ability to continue to perform under the agreement as well as creditworthiness of RBC. It is the Company's policy to review, as necessary, the credit standing and financial viability of RBC.

5. INVESTMENTS

The estimated fair market values of investments in securities December 31, 2021, are as follows:

	Cost	Gross Unrealized Gains/(Loss)	Estimated Fair Value
Equity Securities	$ 47,087	$ 116,483	$ 163,570

Income from investments for 2021 consists of the following:

Interest and dividends	$ 4,014
Realized and unrealized gains on investments	14,571
Total	$ 18,585

The estimated fair value of the investments was measured using quoted prices in active markets for identical assets.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2 Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 Inputs are unobservable for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2021.

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets				
Investments:				
Domestic Common Stock	$ 88,300	—	—	$ 88,300
Domestic Equity ETFs	51,949	—	—	51,949
REIT	16,541	—	—	16,541
Domestic Equity Mutual Fund	6,780	—	—	6,780
Total	$ 163,570	$ —	$ —	$ 163,570

6. PROPERTY AND EQUIPMENT

As of December 31, 2021, property and equipment consists of office equipment that has not been placed in service. Accordingly, no depreciation was recorded during 2021.

7. EQUITY

The Company has authorized 5,000 shares of common stock, no par value per share. Each share of common stock is entitled to one vote. During 2021, certain shareholders contributed $193,318 to the Company. No shares of stock were issued for this contribution. The Company's largest equity shareholder increased ownership from 66.67% to 74.16% in 2021.

8. RETIREMENT PLAN

The Company has a profit-sharing plan, which is qualified under Section 401(k) of the Internal Revenue Code. The Company made contributions to the plan for the year ended December 31, 2021 of $32,621.

9. COMMITMENTS

Effective January 1, 2020, the Company has a master software and professional services agreement through an unrelated party under a commitment that expires March 2025, with quarterly minimum payments of $12,775. Total software expense for the year ended December 31, 2021, was $51,100. The future anticipated minimum payments are as follows:

2022	$ 51,100
2023	51,100
2024	51,100
2025	12,775
Total	$ 166,075

10. OPERATING LEASES

The Company leases office space through an unrelated party under an operating lease agreement that expires in May 2022. The following table provides quantitative information concerning the lease.

Lease expense	$	58,548
Right-of-use asset	$	22,637
Lease liability	$	23,609
Cash flows through maturity	$	23,609

Subsequent to December 31, 2021, the Company entered into a new office lease. See Note 14.

11. INCOME TAXES

The provision for income taxes consists of the following for the year ended December 31, 2021:

Current income tax provision	$	1,800
Change in net deferred tax asset		24,200
Total income tax provision	$	26,000

The Company accounts for income taxes under Accounting Standards subtopic 740-10, "Income Taxes" ("ASC 740-10"), which requires the use of the liability method. Deferred income taxes may arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods.

Significant components of the Company's deferred income tax assets and liabilities are as follows at December 31, 2021:

Deferred income tax assets:		
Charitable contribution carryover	$	9,200
Net operating loss carry-forward		153,700
Total		162,900
Valuation allowance		(9,200)
Net deferred income tax assets		153,700
Deferred income tax liabilities:		
Unrealized gains on investments		(29,900)
Total deferred income tax assets, net	$	123,800

The company has available at December 31, 2021, an unused net operating loss carry-forward of approximately $600,000 that may be applied against future taxable income and that will expire in 2040.

Management believes that it is more likely than not that it will realize the deferred income tax asset related to the net operating loss carryover. Management increased the beginning of year valuation allowance related to the charitable contribution carry-forward and therefore the valuation allowance increased $9,200 during 2021.

The Company's provision for income taxes differs from the tax that would result from applying statutory rates to income before income taxes primarily because the Company has differences resulting from the application of the Company's net operating loss carry-forward on current year earnings, providing for state income taxes, the 50% limitation on meals and entertainment expenses, unrealized gains and losses on investments, and limitations on the deductibility of charitable contributions. During the year ended December 31, 2021, the Company made no estimated tax payments.

The Company is no longer subject to federal, state, or local tax examinations by taxing authorities for years prior to 2018.

12. RELATED PARTY

As of December 31, 2021, the Company has a receivable from a shareholder of $504.

As of December 31, 2021, the Company had the following shareholders participating on boards of directors:

Two shareholders are members of the board of directors for a nonprofit organization which has approximately $36 million of assets as of December 31, 2021 custodied at the clearing firm used by the Company. No fees were charged to this organization by the Company during the year ended December 31, 2021.

A shareholder is a member of the board of directors for a nonprofit organization for which the Company manages approximately $545,000 of assets as of December 31, 2021. $3,624 in fees were received from this organization during the year ended December 31, 2021.

13. CONTINGENCIES AND GUARANTEES

As of December 31, 2021, the Company had no contingencies or guarantees.

14. SUBSEQUENT EVENTS

Management of the Company has evaluated all subsequent transactions through the date the financial statements were available to be issued and has determined that there is one subsequent event that requires disclosure.

On January 11, 2022, the Company entered into a lease agreement with Cimarron Partners, LLC, an entity under common ownership with the Company, to be effective June 1, 2022. Significant terms of the lease and the related right of use asset and lease liability are as follows:

Expected lease term	5 years
Discount rate	3.5%
Right of use asset and lease liability at lease inception	$225,494

Maturities of the lease liability are as follows:

2022	$ 27,020
2023	47,131
2024	48,544
2025	50,001
2026	51,501
2027	21,722
Total minimum lease payments	245,919
Less amount representing interest	20,425
Present value of capital lease obligations	$ 225,494

15. PENALTIES

The Company was part of In The Matter of Certain Share Class Selection Practices (D-3773) investigation with the Securities and Exchange Commission. Under this investigation the SEC had deemed the disclosures within the Company's investment advisory agreement insufficient for clients to understand that certain mutual funds purchased in their accounts would produce 12b-1 fees to which the Company and its advisors would receive as additional compensation above the clients' negotiated quarterly flat investment fees.

In July 2021, the SEC sent the Company Order AP File No. 3-20396. In anticipation of the Order, the Company submitted an Offer of Settlement which the SEC determined to accept. The Company paid a $125,000 civil penalty in July 2021. In September 2021, the Company certified with both the SEC and FINRA that the required undertakings of the Order were completed.

16. UNCERTAINTIES

On January 30, 2020, the World Health Organization (WHO) announced a global health emergency because of a new strain of coronavirus (the COVID-19 outbreak) and the risks to the international community as the virus spreads globally beyond its point of origin. In March 2020, the WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally.

The COVID-19 outbreak has led to volatility in financial markets and has affected, and may continue to affect, the asset management fees received by the Company. The potential economic impact brought by, and the duration of, the COVID-19 outbreak is difficult to assess or predict and will depend on future developments that are highly uncertain and cannot be predicted. Given the daily evolution of the COVID-19 outbreak and the global response to curb its spread, the Company is not able to estimate the effects of the COVID-19 outbreak on its results of financial condition for fiscal year 2022.

CASCADE INVESTMENT GROUP, INC.
Schedule I — Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
DECEMBER 31, 2021

Stockholders' equity		$ 444,613
Less:	Deferred tax asset	$ 123,800
	Haircut of marketable securities	$ 25,374
	Lease assets	$ 22,637
	Computer and equipment	$ 5,074
	Shareholder receivable	$ 504
	Other	$ 26,722
Add:	Lease liability	$ 23,609
Net Capital		$ 264,111
Aggregate indebtedness – from the Statement of Financial Condition		$ 141,226
Basic net capital requirement		$ 50,000
Excess net capital		$ 214,111
Ratio aggregate indebtedness to net capital		53.47%
Net capital as reported in Company's Part II (unaudited) FOCUS Report as of December 31, 2021:		$ 264,111

There were no material differences between the above calculation and the Company's calculation of net capital as reflected on the unaudited form.

CASCADE INVESTMENT GROUP, INC.
Schedule III — Computation for Determination of Reserve Requirements
And Information Relating to the Possession and Control
Requirements Under Rule 15c3-3
DECEMBER 31, 2021

Cascade Investment Group, Inc. relies on Section K (2) (ii) of the Securities and Exchange Commission Rule 15c3-3 to exempt them from the provisions of these rules.

Haynie & Company
Certified Public Accountants
& Management Consultants

1785 West 2320 South
Salt Lake City, UT 84119
801-972-4800
801-972-8941
www.HaynieCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Cascade Investment Group, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Cascade Investment Group, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Cascade Investment Group, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (exemption provisions) and (2) Cascade Investment Group, Inc. stated that Cascade Investment Group, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Cascade Investment Group, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Cascade Investment Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Haynie & Company

Haynie & Company
Salt Lake City, Utah
February 24, 2022

CASCADE
INVESTMENT GROUP, INC.

Cascade Investment Group, Inc.'s Exemption Report

Cascade Investment Group, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission. This Exemption report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3(k)(2)(ii).

The Company met the identified exemption provisions in 17 C.F.R. 240.15c3-3(k) throughout the most recent fiscal year without exception.

Cascade Investment Group, Inc.

I, Robert G. Wrubel, swear that, to my best knowledge and belief, the Exemption Report is true and correct.

By: ______________________

President

February 14, 2022

719.632.0818 800.984.9074 Fax 719.632.0887
90 South Cascade, Ste. 1250 Colorado Springs, CO 80903
INVESTMENT CONSULTANTS MEMBER FINRA/SIPC ESTABLISHED 1994

Haynie & Company
Certified Public Accountants & Management Consultants

1785 West 2320 South
Salt Lake City, UT 84119
801-972-4800
801-972-8941
www.HaynieCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors of Cascade Investment Group, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Management of Cascade Investment Group, Inc. (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2021, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Haynie & Company

Haynie & Company
Salt Lake City, Utah
February 24, 2022

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

For the fiscal year ended 12/31/2021

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(36-REV 12/18)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Cascade Investment Group, Inc.
90 S Cascade Avenue, Suite 1250
Colorado Springs, CO 80903

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Dana Capozzella 719-632-0818

2. A. General Assessment (item 2e from page 2) $ 3556

B. Less payment made with SIPC-6 filed (exclude interest) (1,679)

7/27/2021
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 1877

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 1877

G. PAYMENT: √ the box
Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☒
Total (must be same as F above) $ 1877

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Cascade Investment Group, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 24 day of February, 20 22.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2021
and ending 12/31/2021

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,455,973
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	70,611
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	14,571
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	85,182
2d. SIPC Net Operating Revenues	$ 2,370,791
2e. General Assessment @ .0015	$ 3556
	(to page 1, line 2.A.)